Mail Stop 4561

By U.S. Mail and facsimile to (615) 263-9504

Lisa Musgrove
Chief Financial Officer
Civitas BankGroup, Inc.
4 Corporate Centre, Suite 320
810 Crescent Centre Drive
Franklin, Tennessee 37067

> **Re: Civitas BankGroup, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-27393**

Dear Ms. Musgrove:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We refer to your letter dated December 17, 2004 that states the Company was in
        the process of finalizing its response to our comment letter dated July 30, 2004
        regarding the 2003 Form 10-K and the Form S-3 filed on June 30, 2004 that was
        withdrawn on May 13, 2005.   Please provide us with the following information
        with respect to your response to our comment letter dated July 30, 2004:

        •   File in EDGAR your responses to our comment letter dated July 30, 2004
            with respect to the 2003 Form 10-K.

        •   Provide us with a summary of the disclosure in the 2005 10-K that was
            included as a result of our comment letter regarding the 2003 10-K. State
            which responses to our previous comments are not relevant to the 2005 10-K
            and the basis for your conclusion.

Selected Financial Data, page 15

2.   We refer to Note 1, "Summary of Significant Accounting Policies, Sale of Bank
        Subsidiaries" on page 48 that states the Company sold its BankTennessee and
        Bank of Mason subsidiaries in 2005. In future filings please provide footnotes to
        the "Selected Financial Data" section that describe the various business
        acquisitions and dispositions which occurred during each fiscal year that
        materially affect the comparability of the financial data during the five-year
        period included in this section. Refer to Instruction 2 to Item 301 of Regulation S-
        K.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Loans, page 25

3.   We refer to the "Summary of Non-performing Loans" on page 28. Please tell us
        and in future filings provide following information:

        •   Discuss the reasons for the following yearly material changes in non-
            performing assets during the five-year period ended December 31, 2005:

            o   the 58% decrease in nonperforming assets in 2005 as compared to 2004;
            o   the 30% increase in nonperforming assets in 2004 as compared to 2003;
                and
            o   the reasons for the material dollar amount of non-performing assets during
                the two-year period ended in 2002.

- State the dollar amount of any non-performing loans included in *loans held for sale* and how they are considered in establishing the reasonability of the allowance for loan losses.

- Describe the impact of the sale of your BankTennesssee subsidiary on the 58% decrease in nonperforming assets in 2005. We refer to your press release dated April 19, 2005 titled: *"Civitas Reports Record Profits"* that states the sale of this subsidiary resulted in a decline in non-performing assets to $5.8 million at March 31, 2005 as compared to $17.8 million at December 31, 2004.

MD&A, Provision and Allowance of Loan and Loan Losses, page 26.

4.   We refer to the "Summary of Allowance for Loan Losses" on page 27. Please tell us and in future filings briefly discuss for each period presented the factors which influenced management's judgment in determining the amount of the additions to the allowance for loan losses. Refer to Instruction (2) to Section IV.A of Industry Guide 3.

Note 1, Summary of Significant Accounting Policies, page 44.

Securities, page 45

5.   We refer to the statement that debt securities are classified based on management's intention *on the date of purchase*. Please tell us and in future filings state management's policies for periodically reassessing the appropriateness of the classification of the debt securities in accordance with paragraph 6 of SFAS 115.

Servicing Rights, page 46

6.   We refer to the statement that the fair value of servicing rights is determined using prices for similar assets with similar characteristics or based on discounted cash flows using market-based assumptions. Please tell us and revise future filings to state if you applied a consistent approach in determining the fair value of the servicing rights for initial measurement purposes and to subsequently measure impairment. Refer to the requirements for determining the fair value of servicing rights in paragraph 84 of the SFAS 140 Q&A.

Allowance for Loan Losses, page 46

7.   Tell us and state in future filings if the allowance is evaluated on a quarterly basis as well as on an annual basis.

Sale of Bank Subsidiaries, page 48

8.   We refer to the sale of BankTennessee in exchange for the surrender of 2 million shares of Company common stock and the sale of Bank of Mason to Mason Bancorp for cash and 43,000 common shares and to the related discontinued operations section of the consolidated statements of income on page 41. Please tell us and provide the following information in future filings:

- State the amount of revenue and pre-tax profit or loss on each operating component reported as a discontinued operation. Refer to paragraph 47(c) of SFAS 144.

- Describe any guarantees, contingent liabilities or other conditions of continuing involvement with respect to the operations that were sold considering if the subsidiaries sold had sufficient assets to pay existing debt agreements or perform under existing or future contracts.   Refer to Interpretive Response to Question 1 of SAB No. 30.

- Describe any material litigation retained by the Company with respect to the discontinued operations and provide in MD&A a discussion of the reasonably likely effects of these contingencies on reported results and liquidity. Refer to SAB 93.

- For each subsidiary sold to a group of investors with common directors and executive officers, tell us and disclose in future filings the nature of the non-monetary transaction, the basis of accounting for the assets transferred and the gains realized on each of the transfers. Refer to paragraph 28 of APB 29.

- State how you considered the requirements of Interpretive Response to Question 1 of SAB 1.B.1 with respect to the allocation of expense incurred by Civitas on behalf of the subsidiaries' historical financial statements on a stand-alone basis.   Tell us why no adjustments related to SAB 1.B.1 were made to the pro forma financial statements of BankTennessee included in the Form 8-K filed on March 15, 2005.

9.   We refer to the gain on sale of discontinued operations for $3.8 million or 51% of net income of $7.4 million for 2005. Please provide us with the following information:

- Tell us how the fair value of the two subsidiaries was determined including the valuation methodology and the significant assumptions used to determine the selling price of the two subsidiaries.   Discuss in your response how you considered the following information in determining the valuation and selling price of the BankTennessee subsidiary:

    o   The article in the <u>American Banker</u> dated December 30, 2004 titled: *"Too Scattered to Centralize, Civitas Opts to Divest; Civitas BankGroup Inc."* that states BankTennessee lost $322,000 in 2003 and $221,000 during the first three quarters of 2004, partially due to loans to out-of-market hotels that went bad.

    o   The Form 8-K filed on March 15, 2005 which shows in the "Pro forma Financial Information" section that BankTennessee had a net loss of $422,000 in 2004.

    o   The Form 8-K dated April 20, 2005 which includes press release dated titled: *"Civitas Reports Record Profits"* that states as a result of the sale of this BankTennessee subsidiary non-performing assets declined to $5.8 million at March 31, 2005 as compared to $17.8 million at December 31, 2004.

    o   The Form 8-K dated April 22, 2005 that includes a press release dated April 22, 2005 titled: *"Civitas BankGroup enters into Formal Written Agreement with Federal Reserve"* that states the agreement with the Federal Reserve Board was the result of their examination in 2004 and is primarily related to the troubled banks in West Tennessee that have been sold since the examination.

    o   The Form 8-K dated July 25, 2005 which includes a press release dated July 25, 2005 titled: *"Civitas Reports Record Profits"* which states the two subsidiaries that were sold had negatively impacted profits and profitability during the past few years".

- Provide us with the computations and supporting assumptions as to how the Company determined the selling price and the gain on sale of each of the two subsidiaries.

- Tell us and disclose in future filings how you accounted for the 2 million shares that were reacquired by the Company and the authoritative accounting literature in which you relied on for this accounting treatment.

10.   With respect to the sale of BankTennesssee to a group of investors which included current directors of the Company, please tell us how you have complied with paragraph 23 of APB 29 that states nonreciprocal transfers of nonmonetary assets to owners should be recorded at fair value only if:

   o   the fair value of the nonmonetary asset distributed is *objectively measurable*; and
   o   it would be clearly realizable to the Company in an *outright sale* at or near the distribution date.

- Refer in your response to the composition of the investor group that was led by Joel Porter, a Civitas board member and the Chairman of BankTennesssee who had also been the part-time CEO of Civitas until the current CEO took over. Refer to article in the American Banker dated December 30, 2004 titled: *"Too Scattered to Centralize, Civitas Opts to Divest; Civitas BankGroup Inc."*

- Consider in your response any other potential sales of these subsidiaries with third party purchasers that were initiated and how this affected the realizability of the sale of the subsidiaries through an *outright sale*.

11.   We refer to the Form 8-K dated March 15, 2005 which describes in the "Pro Forma Financial Information" section the material reduction in total assets, liabilities and net interest income as a result of the sale of the two subsidiaries in 2005. Please discuss in MD&A in future filings, the material changes that have occurred in the Company's financial statement as a result of the sale of these two subsidiaries and the effects on current and future operations, cash flow and liquidity.

Note 3. Securities, page 51

12.   We refer to the table on page 53 that shows mortgage backed securities with unrealized losses of $1.645 million for more than twelve months as of December 31, 2005. Please tell us and revise future filing to provide the following information:

- Reconcile the statement that the Company has the intent and ability to hold these securities for the *foreseeable future* with the requirements of paragraph 7 of SFAS 115 that requires that the Company have the positive intent and ability to hold them *until maturity*.

- If the Company does not intend to hold the securities until maturity please revise the financial statements to reclassify the securities as available-for-sale and record the unrealized loss into income.

Note 5, Secondary Mortgage Market Activities, page 56

13.   We refer to the proceeds from sales of loans held for sale and related capitalized mortgage servicing rights during the three-year period ended December 31, 2005. Please tell us and describe in future filings the following information regarding the Company's securitization activities relate to these loan sold:

- Describe the characteristics of the securitizations including a description of the Company's continuing involvement through servicing rights, recourse obligations and restrictions on retained interests. Refer to paragraph 17.f.(2) of SFAS 140 and paragraph 11.b of SFAS 140 with respect to the disclosure of guarantees or recourse obligations on mortgage loans sold.

- Describe the methods and significant assumptions used to estimate the fair value of the servicing rights as required by paragraph 17.e.(2) of SFAS 140.

- State your accounting policies for <u>initially</u> measuring the fair value of the service contract retained and the methodology used to determine their fair value. Refer to paragraph 17.f.(1) of SFAS 140.

- Describe the key quantitative assumptions used to measure the fair value of the mortgage servicing rights at the time of the <u>initial</u> securitization and sale of loans as required by paragraph 17.f.(3) of SFAS 140, including discount rates, expected prepayments and credit losses.

- State your accounting policies for <u>subsequently</u> measuring the fair value of the service contract retained and the methodology used to determine their fair value. Refer to paragraph 17.g.(1) of SFAS 140.

- Describe the key quantitative assumptions used to <u>subsequently</u> measure the fair value of the mortgage servicing rights as required by paragraph 17.g.(2)

of SFAS 140, including discount rates, expected prepayments, credit losses and expected static pools, if any.

- State what approach you used to determine the fair value of the servicing contract for initial measurement purposes and to subsequently measure impairment. Refer to paragraph 84 of the SFAS 140 Q&A which states that a consistent approach should be used to determine the fair value of the servicing asset for initial measurement purposes and to subsequently measure impairment.

- Provide a sensitivity analysis or stress test for the servicing rights and describe the objectives, methodology and limitations of the method used. Refer to paragraph 17.g.(3) of SFAS 140 and paragraph 73 of the SFAS Q&A.

14.   We refer to the table for capitalized servicing rights on page 56 that shows there was no provision for loss in fair value of the mortgage servicing rights and no related valuation allowance during the three-year period ended December 31, 2005. Please tell us and discuss in MD&A in future filings:

- The analysis you performed at the end of each fiscal period that substantiates your conclusion that no valuation allowance was necessary for impairments to capitalized service rights during these fiscal periods.

- The methodology the Company used to determine that the servicing rights were not impaired, including the underlying assumptions. Discuss how you considered the key assumptions used to determine the fair value of the servicing rights when the securitization was initiated and during subsequent fiscal periods.

- Specifically address how you considered the impact of decreasing interest rates and increased prepayment speeds in prior fiscal periods that have resulted in material impairments to mortgage servicing rights of financial institutions. Refer to paragraphs 17.f .(3) and 17.g.(3) of SFAS 140 that requires the inclusion of expected prepayment speeds as part of the key assumptions in determining the fair value of retained servicing rights.

Note 4, Loans, page 54

15.   We refer to the statement that nonperforming loans and impaired loans are defined *differently* and that *some* loans may be included in both categories and *other loans* may be included only in one category.   In future filings please revise this statement to explain the differences between nonperforming loans and impaired loans and the circumstances in which loans may be included in only one or both categories.

Note 7, "Investment in Unconsolidated Affiliates", page 58

16.   We refer to that statement that the Company has a 50% ownership in both The Murray Banc Holding Company and Insurors Bank of Tennesssee and has three common directors between the affiliates and the Company.   In this regard, please tell us and provide the following information in future filings:

   • Describe, if true, that you continue to use the equity method of accounting for your investments in unconsolidated subsidiaries as stated in Note 6, "Investments in Unconsolidated Subsidiaries" of your 2004 10-K.

   • State if the Company's initial investment is recorded at <u>cost</u> and that dividends received are recorded as a <u>reduction</u> in the investment adjusted for the Company's proportionate shares of earnings or losses.

   • Tell us how you considered the impact that the three common directors has on your ability to effectively control these investments in affiliates and therefore require consolidation of these investments with a related recording of minority interest.

 Note 13, "Subordinated Debentures", page 62

17.   Tell us and in future filings state how the various trust preferred securities issued are accounted for in accordance with FIN46R.

Note 15, "Related Party Transaction", page 64

18.   Tell us and in future filings state if the terms for issuing the related party loans were comparable to those issued to third-parties on an arm's length basis.

*   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief